Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Mattel, Inc. (MAT)

Name of person relying on exemption: John Chevedden, Mattel Shareholder

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Please Support Item #5 for Proposal to Disclose Plan to Reduce Total Contribution to Climate Change

To Mattel Shareholders:

I ask shareholders to vote FOR Item 5 at the Mattel shareholder meeting on May 28, 2025. The proposal asks Mattel (“the Company”) to report on its plans for reducing its contribution to climate change. In order to limit warming to 1.5°C and prevent the worst impacts of climate change, emissions must be cut in half by 2030 and reach net zero by 2050.

From their production to disposal, plastics emit greenhouse gases that contribute to climate change. By 2050 increased plastic production is expected to make up 13% of the earth's total carbon budget, or roughly the emissions from 615 coal-fired power plants.1 Plastics are a primary input into Mattel’s products, and therefore a contributor to Mattel’s climate impacts and a potential source of climate-related risks.

As the Company states in its most recent 10-K, “the effects of climate change may cause disruptions to Mattel’s operations, including by disrupting its supply chain and the productivity of its third-party manufacturers...which may cause Mattel to suffer losses and additional costs to maintain or resume operations.”2 Investors require clear information about how companies like Mattel plan to align with global climate goals and mitigate the material financial risks that climate change poses to their business, investor portfolios, and the global economy.

_____________________________

1 https://www.sciencedirect.com/science/article/pii/S0048969723012433#s0035

2 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000063276/000162828025007887/mat-20241231.htm

RESOLVED: Shareholders request that Mattel issue a report (at reasonable cost, omitting proprietary information) describing if, and how, it plans to increase the scale, pace, and rigor of its efforts to reduce its total contribution to climate change and align with the Paris Agreement’s ambition of limiting global temperature rise.

SUPPORTING STATEMENT: In the report shareholders seek information, at board and management discretion, on the relative benefits and drawbacks of integrating the following actions:

•	Disclosing material scope 3 emissions;
•	Adopting science-based GHG emission reduction targets for the Company's full range of operational and value chain emissions, taking into consideration criteria used by advisory groups like the SBTi;
•	Adopting supporting targets for supply chain engagement, renewable energy, energy efficiency, or other measures deemed appropriate by management.

Rationale for a “YES” vote:

1.	Mattel does not have a climate mitigation strategy aligned with the Paris Agreement’s ambition to limit warming to 1.5°C. As a result, the Company may be increasingly exposed to transition risks associated with being unprepared for an accelerating global shift toward a low-carbon economy.

While the proponent commends Mattel for recently disclosing its scope 3 emissions, the Company has not set targets that address them in the near-term or targets for aligning the business with net zero in the long-term. The Board’s opposition statement argues that “the additional reporting and initiatives requested by the proposal are unnecessary and would not provide stockholders with meaningful additional information.” Scope 3 emissions comprise over 90% of Mattel’s footprint and likely represent a high concentration of climate risk for the Company. Without additional information about whether and how Mattel intends to mitigate climate-related risks across its value chain, investors lack sufficient insight into the Company’s strategic approach to managing the effects of global climate change￼ ￼will likely require renewable energy procurement and supply chain engagement, which necessitate careful planning and allocation of resources. Both these actions could, as examples, result in lower energy costs and strengthened supplier relationships for the Company. Setting science-based targets can help ensure that future efforts are commensurate with the reductions needed to achieve and maintain 1.5 °C alignment, and thus appropriately minimize transition-related climate risks to the Company.

2.	The Company lags peers in addressing climate-related risks.

Mattel lags peers regarding climate ambition. Hasbro and Lego have both set targets validated by the Science Based Targets initiative (SBTi) that are inclusive of scope 3 emissions.3 In support of these targets, Lego outlines rigorous standards for its suppliers in addressing climate-related risks. For instance, Lego requires its suppliers to share emissions data as of last year and will require suppliers to set GHG reduction targets starting in 2026.4 Lego also recently opened a toy factory in Vietnam that will operate solely on clean energy.5

_____________________________

3 https://sciencebasedtargets.org/target-dashboard

4 https://trellis.net/article/lego-sets-stricter-emissions-reductions-requirements-suppliers/

5 https://apnews.com/article/lego-vietnam-energy-climate-62c0710721fa383a65cd1f45f2bdb73d

3. Mattel does not appear to be prepared for compliance with upcoming climate-related regulations.

Given its significant presence in European markets, Mattel may be subject to the Corporate Sustainability Reporting Directive (CSRD) and the Corporation Sustainability Due Diligence Directive (CSDDD). The Company recognizes that “compliance with this evolving legislative and regulatory landscape will require management’s time and resources, impose increased costs, and could result in operational disruptions.” 6 Taking steps now to prepare for compliance well in advance of the deadlines will help the Company minimize such disruptions. For example, Mattel does not currently have a climate transition plan aligned with the goals of the Paris Agreement, which it may be required to adopt under CSDDD. Disclosing a report with such a plan in response to this proposal could help the Company prepare for these upcoming regulations.

Vote “Yes” on Shareholder Proposal #5

_____________________________

6 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000063276/000162828025007887/mat-20241231.htm